Pioneer Natural Resources Co

(Commission File No. 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Parsley Energy, Inc.

(Commission File No. 001-36463)

News Release

Pioneer Natural Resources Announces January 12, 2021 Special Meeting of

Stockholders relating to the Acquisition of Parsley Energy, Inc.

Dallas, Texas, December 3, 2020—Pioneer Natural Resources Company (NYSE:PXD) (“Pioneer” or “the Company”) today announced that the special meeting of stockholders of the Company (the “Pioneer special meeting”) to approve the issuance of Pioneer common stock pursuant to the merger agreement among the Company, Parsley Energy, Inc. (“Parsley”) and certain subsidiaries of the Company and Parsley, and other shares of common stock of the Company reserved for issuance in connection with the transactions contemplated by the merger agreement, is scheduled to take place on January 12, 2021 at 9:00 am Central Time. The record date for Pioneer stockholders entitled to vote at the Pioneer special meeting is the close of business on December 7, 2020.

Pioneer expects to file a definitive joint proxy statement/prospectus with the U.S. Securities and Exchange Commission relating to the proposed acquisition by Pioneer of Parsley and begin mailing the definitive joint proxy statement/prospectus to the Company’s stockholders in early December 2020. The definitive joint proxy statement/prospectus will be available on the “Investors” section of the Company’s website, as well as www.sec.gov.

As announced on October 20, 2020, Pioneer and Parsley have entered into a definitive merger agreement under which Pioneer will acquire all of the outstanding shares of Parsley in an all-stock transaction. Under the terms of the agreement, Parsley stockholders will receive a fixed exchange ratio of 0.1252 shares of Pioneer common stock for each share of Parsley common stock owned. The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer stock issuance proposal.

Pioneer stockholders who need assistance in completing the proxy card, require additional copies of the proxy materials, or have questions regarding the Pioneer special meeting may contact Pioneer’s proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005. Banks and brokers can call collect at (212) 269-5550, and all others call toll-free at (800) 859-8509. Additionally, requests can be submitted by email at pxd@dfking.com.

Pioneer is a large independent oil and gas exploration and production company, headquartered in Dallas, Texas, with operations in the United States. For more information, visit Pioneer’s website at www.pxd.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer and Parsley. The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley have filed a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus was included. The information in the Form S-4 is not complete and may be changed. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. After the Form S-4 is declared effective by the SEC, the definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer are subject to a number of risks and uncertainties that may cause Pioneer’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity; competition; the ability to obtain environmental and other permits and the timing thereof; other government regulation or action; the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms; litigation; the costs and results of drilling and operations; availability of equipment, services, resources and personnel required to perform the Company’s drilling and operating activities; access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s ability to replace reserves; implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return, expenses, and cash flow from purchases and sales of oil and gas, net of firm transportation commitments; sources of funding; tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of the Company’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q filed thereafter and other filings with the United States Securities and Exchange Commission. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse effect on it.

Additionally, the information in this news release contains forward-looking statements related to the recently announced merger transaction between the Company and Parsley. Such forward-looking statements are subject to risks and uncertainties that are difficult to predict and, in many cases, beyond the Company’s control. These risks and uncertainties include, among other things, the risk that the businesses of Pioneer and Parsley will not be integrated successfully; the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; management time may be diverted on transaction-related issues; the potential adverse effect of future regulatory or legislative actions on Pioneer and Parsley or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the credit ratings of the combined company or its subsidiaries may be different from what Pioneer expects; Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation related to the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, and competitors; and transaction costs may be higher than anticipated.

Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer undertakes no duty to publicly update these statements except as required by law.

Pioneer Natural Resources Company Contacts:

Investors

Neal Shah – 972-969-3900

Tom Fitter – 972-969-1821

Michael McNamara – 972-969-3592

Greg Wright – 972-969-1770

Media and Public Affairs

Tadd Owens – 972-969-5760

Christina Voss – 972-969-5706